Filed by Lionheart Acquisition Corporation II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lionheart Acquisition Corporation II
Commission File No. 001-39445
Commission File No. for the related Registration Statement: 333-260969

MSP Recovery Announces Significant Progress Towards Settlements and Strategic Alliance With Law Firms Milberg Coleman Bryson Phillips Grossman, PLLC and Rivero Mestre, LLP, Enhancing Ability To Secure Recoveries from its Portfolio of Assigned Claims, Representing an Estimated $364 billion in Paid Amount

•	MSP Recovery’s alliance with the two law firms represents more than 65 new lawyers who may assist in MSP’s recovery efforts.
•	Today’s news follows a previously announced increase in MSP’s portfolio of assigned claims, as a result of which Paid Amount (as explained below) of MSP’s portfolio increased from an estimated $61 billion to an estimated $364 billion in Paid Amount, as of September 30, 2021 and December 31, 2021, respectively.
•	MSP Recovery is currently exchanging data and exploring settlement with counterparties that represent a more than 12% market share of the private passenger auto liability sector of the U.S. property and casualty insurance industry.

CORAL GABLES, FLORIDA — April 18, 2022 — MSP Recovery, LLC (“MSP Recovery” or “MSP”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, which has previously announced a planned business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”), today announced significant progress toward securing recoveries from its portfolio of assigned claims, representing an estimated $364 billion in Paid Amount.

MSP Recovery is announcing new strategic alliances with leading law firms Milberg Coleman Bryson Phillips Grossman, PLLC (“Milberg”) and Rivero Mestre, LLP , who are each committing significant resources to litigating more reimbursement recovery cases for MSP Recovery.  Both firms are leaders in national and international litigation matters with focuses on complex commercial litigation, securities and financial services litigation, and class action litigation.

“Our new alliances with Milberg and Rivero Mestre will bring more litigation fire power to our continuing efforts to recover payments from payers that should have made such payments in the first place,” says John H. Ruiz, MSP Recovery Founder and CEO.

Considered the preeminent firm for mass torts and federal class actions, Milberg has recovered more than $50 billion for its clients. Rivero Mestre, led by former federal prosecutor Andres Rivero, is known for handling bet-the-house litigation for its large corporate clients. Recently, Rivero Mestre prevailed at trial in a $600 billion dispute where they successfully represented Dr. Craig Wright, who is considered by many to be the creator of Bitcoin. Rivero Mestre attorney, Amanda McGovern, has been nominated for Attorney of the Year by the Florida Legal Awards for her work in that trial.

In addition to these important strategic alliances, MSP Recovery has made significant progress towards the settlement of no-fault litigation. Various liability insurers have formally agreed to a framework to exchange data – out of court – in pursuit of a full settlement of current no-fault litigation. Notably, the data – which would not have been accessible without MSP Recovery’s litigation efforts – will be exclusively provided directly to MSP Recovery, so that MSP Recovery’s data team can match and identify recoverable claims for a possible global resolution of MSP’s assigned claim rights. These agreements include entities such as: National General Insurance Company, Allstate Insurance Company and the Kemper Group (as well as their affiliates and subsidiaries), which were ranked #13, #4 and #11, respectively, by market share in the private passenger auto liability sector of the U.S. property and casualty insurance industry by NAIC’s 2020 Market Share Reports. As part of determining whether a framework exists for a possible resolution of MSP’s assigned claim rights, MSP also has obtained claims data from Grange Mutual Casualty Company and Amica Mutual Insurance Company, which were ranked #41 and #22, respectively, by market share in private passenger auto liability sector of the U.S. property and casualty insurance industry by NAIC’s 2020 Market Share Reports.

The progress announced today follows MSP’s previously announced growth in assigned healthcare claims. As a result of such additional claims, as of December 31, 2021, MSP’s portfolio included approximately $1.5 trillion in Billed Amount (reflecting the full amount billed by a provider to a health plan or insurer) and approximately $364 billion in Paid Amount (reflecting amounts actually paid to a provider from a health plan). MSP estimates that such amounts represent approximately $87 billion in Paid Value of Potentially Recoverable Claims (which represents the estimated Paid Amount associated with claims that MSP projects as potentially recoverable).

“Today’s news shows that we continue to make strong progress in identifying recoverable claims, which is a key step towards monetizing assigned claims,” said MSP Recovery Founder and CEO, John H. Ruiz. “For example, as a result of our progress, we are currently exchanging data and exploring settlement with counterparties that represent a more than 12% market share of the private passenger auto liability sector of the U.S. property and casualty insurance industry, with more expected to follow,” said Mr. Ruiz. “We have exceeded previous projections for Paid Value of Potentially Recoverable Claims through 2026 thanks to the growing recognition by healthcare providers and payers of our sophisticated and industry-leading legal, technological, and data expertise in reimbursement recovery,” he added.

“Over the last six months, there has been a growing recognition among healthcare providers and payers of the value of MSP Recovery’s innovative and effective identification and pursuit of reimbursement recoveries on their behalf,” said Ophir Sternberg, Chairman and CEO of Lionheart.

“MSP Recovery’s ability to identify, pursue and secure new claims recoveries, incremental to the original business combination forecast, provides significant potential upside to LCAP shareholders,” added Sternberg.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties. MSP Recovery provides the healthcare industry with comprehensive compliance solutions, while innovating technologies designed to help save lives. For more information, visit: www.msprecovery.com

About Lionheart Acquisition Corporation II

Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

About Milberg Coleman Bryson Phillips Grossman, PLLC

For over 50 years, Milberg and its affiliates have been protecting victims’ rights and have recovered more than $50 billion for our clients. Our attorneys possess a renowned depth of legal expertise, employ the highest ethical and legal standards, and pride ourselves on providing stellar client service. We have repeatedly been recognized as leaders in the plaintiffs’ bar and appointed to leadership roles in prominent national mass torts and class actions. Milberg’s previous litigation efforts helped to create a new era of corporate accountability that put big companies on notice. Milberg is headquartered in Tennessee, with offices in New York, London, California, Chicago, Georgia, Mississippi, Washington, Washington D.C., Florida, North Carolina, South Carolina, Kentucky, and Puerto Rico. For more information, visit: www.milberg.com

About Rivero Mestre, LLP

For more than twenty years, Rivero Mestre has been laser-focused on practicing business litigation at the highest levels. We have been counsel on some of the largest cases in the world. Our low volume of truly complex matters allows us to provide unparalleled quality. We know that at the heart of every one of our lawsuits, there is a knotty business problem. And, we come up with creative solutions you won’t find anywhere else. We don’t get hired to tell our clients what won’t work—we tell them what will. Our clients have called us “game changers” and tell us that we “punch above our weight.” Don’t take our word for it—see for yourself. For more information, visit: www.riveromestre.com

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Important Information and Where to Find It

In connection with the proposed business combination, Lionheart has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement / prospectus to be distributed, once definitive, to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and MSP urge investors, stockholders and other interested persons to read, the Form S-4, including, when available, the amendments thereto and the definitive proxy statement/prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, Lionheart and the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies.

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 7, 2022, and other reports filed with the SEC. Additional information regarding the participants is included in the Form S-4 and will be included in any amendments thereto, as well as the definitive proxy statement/prospectus, when available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Exchange Act and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as "expects," "plans," "projects," "forecasts," "estimates," "intends," "expects," "anticipates," "seeks," "targets," "continues," "believes," "opinion," "will," "could," "future," "growth," or "may" (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the MIPA; the outcome of any legal proceedings that may be instituted against LCAP or MSP or affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the MIPA; the occurrence of any event, change, or other circumstance that could give rise to the termination of the MIPA or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks that the anticipated benefits of the launch and adoption of LifeWallet are not realized or are delayed; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus (and, when available, the definitive proxy statement/prospectus), filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

For Media:
ICR, Inc.
MSP@icrinc.com

For Investors:
ICR, Inc.
Marc Griffin
Marc.Griffin@icrinc.com